SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

January 11, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s press release dated January 11, 2006 re. France Telecom 2005 and 2006 outlook.

Paris, January 11, 2006

2005 : generation of over 7 billion euros in organic cash flow confirmed

Outlook for 2006: commitment to generate 7 billion euros in organic cash flow and speeding up the implementation of NExT

2005:

In light of accelerated technological changes, competitive pressure and the regulatory environment, France Telecom has confirmed the slowdown in growth already reported in Q3 2005, which is expected to result in pro forma sales(1) growth of between 2% and 3% over the full year for 2005. The gross operating margin target(2) (over 18.5 billion euros excluding the 256 million euro fine from the French Competition Council and excluding the impact of Amena) has been maintained for 2005, with CapEx(3) expected to be approximately 12% of revenues, enabling the Group to generate over 7 billion euros in organic cash flow(4), as targeted.

The implementation of NExT, launched during the second half of 2005, has notably been reflected in:

Moves to strengthen the Group’s broadband customer base:

-	Over one million wireless broadband customers in France, six months ahead of the provisional schedule as at the end of December 2005
-	Europe’s leading operator in terms of the number of ADSL lines

The launch of convergent solutions and improvement of current offerings for both retail and business clients as well as moves to put in place the main business tools needed to drive its transformation forwards (creation of a cross-business strategic marketing function and launch of a training and skills development program for Group’s employees).

2006:

The trends observed over the second half of 2005, less favorable than those expected when the NExT plan was announced in June 2005, are expected to continue in 2006 with a pro forma revenue growth(1) of approximately 2%, and actual growth of approximately 7%.

Faced with this context and in order to maintain its flexibility, France Telecom has decided to accelerate its transformation, notably rolling out programs to simplify its brand portfolio as of 2006, setting up an integrated network and customer relations structure in each country and creating a “technocentre” to enable the Group to rapidly and coherently develop convergent solutions. At the same time, France Telecom will continue to launch new services and make targeted investments aimed at developing its customer base and strengthening customer loyalty. The impact on the Group’s gross operating margin(2) is expected to be between 1 to 2 points in relation to revenues. While protecting its CapEx(3), the priority will be to generate 7 billion euros in organic cash flow(4). These changes do not alter France Telecom’s dual commitment to continue reducing debt while improving shareholder compensation.

The annual results for 2005, the objectives for 2006 and the transformation plans aimed at delivering on the commitments for 2006, accelerating the implementation of NExT and moving towards its success, will be announced on February 14, 2006.

Press contacts:

Tel: +33 1 44 44 93 93

Nilou	du Castel

nilou.ducastel@francetelecom.com

Sébastien Audra

sebastien.audra@francetelecom.com

Bertrand Deronchaine

bertrand.deronchaine@francetelecom.com

(1)	Pro forma data : pro forma data with comparable methods, consolidation and exchange rates are presented for the preceding period. This comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding financial year for the purpose of presenting financial data with comparable methods, consolidation and exchange rates, over comparable periods. The method used is to apply to the data of the corresponding period of the preceding financial year the consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended.

(2)	Gross operating margin (GOM) : Revenues less external purchases, other operating expenses (net of other operating income) and labor costs (wages and employee benefit expenses). The labor costs (wages and employee benefit expenses) presented in the gross operating margin (GOM) do not include employee profit-sharing or share-based compensation.

(3)	CAPEX : capital expenditures in tangible and intangible assets excluding GSM and UMTS licenses and excluding finance leases.

(4)	Organic cash flow : net cash flow generated by operating activities, net of the cash used in investing activities, excluding income from the sale of investment securities and excluding the acquisition of investment securities.

This press release contains forward-looking statements and information on France Telecom’s objectives, notably for 2005 and 2006. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual results achieved include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT program and other strategic initiatives (based on the integrated operator model) as well as France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations. The forward-looking statements contained in this press release speaks only as of the date of this document and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to or to reflect the occurrence of unanticipated events.

All the financial information in this press release is based on international financial reporting standards (IFRS) and present additional specific uncertainty factors given the risk of changes in IFRS standards.

More detailed information on the potential risks that could affect France Telecom’s financial results can be found in the Document de Référence filed with the Autorité des Marches Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: January 11, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information